Aм 3/18/2002

02019427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48082

SEC MAIL RECEIVED MAR 0 1 2002 PROCESSING SECTION WASH, D.C. 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24411 RIDGE ROUTE DRIVE, SUITE 220
(No. and Street)

LAGUNA HILLS, CA 92653
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. SCHOFIELD (949)455-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BALSER, HOROWITZ, FRANK & WAKELING
(Name – *if individual, state last, first, middle name*)

3000 W. MACARTHUR BLVD., #600 SANTA ANA, CA 92704
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/21

OATH OR AFFIRMATION

I, MATTHEW S. MERWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMN CAPITAL CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DAVID W. SCHOFIELD
Commission # 1319510
Notary Public - California
Orange County
My Comm. Expires Sep 29, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2002
WASH, D.C.
354

FMN CAPITAL CORPORATION

INDEPENDENT AUDITOR'S REPORT

December 31, 2001

FMN CAPITAL CORPORATION

December 31, 2001

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
FMN Capital Corporation
Laguna Hills, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation as of December 31, 2001, and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING

Santa Ana, California
February 25, 2002

3000 WEST MACARTHUR BLVD., SUITE 600, SANTA ANA, CALIFORNIA 92704
TELEPHONE (714) 754-1040 • (562) 425-8585 • FAX (714) 754-0362
BRANCH OFFICE: LONG BEACH

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets

Cash in bank	$ 81,457
Accounts receivable	41,088
Note receivable	50,000
Investments in marketable equity securities	127,108
Other receivables	2,204
Prepaid expenses	5,078
Total assets	$306,935

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 12,737
Total liabilities	12,737
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding	18,158
Retained earnings	268,683
Accumulated other comprehensive income	7,356
Total stockholder's equity	294,197
Total liabilities and stockholder's equity	$306,935

See accompanying notes and independent auditor's report

FMN CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

For the Year Ended December 31, 2001

Revenue	
Concessions	$926,337
Other income	1,296
Investment income	5,573
Loss on sale of securities	(2,308)
Total revenue	931,078
Operating expenses	
Administrative	15,082
Commissions	396,081
Licenses, permits and fees	10,109
Outside services	45,128
Shared office expense agreement	247,691
Total operating expenses	714,091
Income before provision for income taxes	216,987
Provision for income taxes	2,724
Net income	214,263
Retained earnings at beginning of year, as adjusted	199,420
Dividends	(145,000)
Retained earnings at end of year	$268,683

See accompanying notes and independent auditor's report

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at January 1, 2001	$ 18,158	$199,420	$ 10,143	$227,721
Net income		214,263		214,263
Other comprehensive income Unrealized losses on securities			(2,787)	(2,787)
Cash dividends paid	0	(145,000)	0	(145,000)
Balances at December 31, 2001	$ 18,158	$268,683	$ 7,356	$294,197

See accompanying notes and independent auditor's report

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$214,263
Adjustments to reconcile net income to net cash provided by operating activities	
Realized loss on sale of investment securities	2,708
(Increase) decrease in:	
Accounts receivable	(35,233)
Other receivables	(654)
Prepaid expenses	1,212
Increase (decrease) in:	
Commissions payable	10,688
Cash provided by operating activities	192,984
Cash flows from investing activities	
Proceeds from sale of investments	8,688
Acquisition of marketable equity securities	(43,719)
Cash used by investing activities	(35,031)
Cash flows from financing activities	
Cash dividends paid	(145,000)
Cash used by financing activities	(145,000)
Net increase in cash	12,953
Cash at beginning of year	68,504
Cash at end of year	$ 81,457

Supplemental disclosures of cash flow information:

Cash paid for:	
Interest	$ 0
Income taxes	$ 4,866

See accompanying notes and independent auditor's report

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1 - Summary Of Significant Accounting Policies

Nature of Business

The Company, a California corporation, was incorporated on January 31, 1995 and adopted a fiscal year of December 31. On March 28, 1995, the Company amended its corporate name to FMN Capital Corporation and commenced operations in June of 1995.

The Company is engaged in business as a broker-dealer of investment securities, primarily mutual funds, limited partnership interests, and annuities. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Capital requirement

Under Federal regulations, the Company is required to maintain a minimum net capital of $5,000.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2001.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

At December 31, 2001, the Company held investments in marketable equity securities with a fair value of $127,108 and a cost basis of $119,752. The excess of fair value over cost of $7,356 is reported as accumulated other comprehensive income in the statement of changes in stockholders' equity.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

Note 1 - Summary Of Significant Accounting Policies (Continued)

Income taxes

Generally income taxes have not been provided because the Company's stockholders elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However there is a provision for income taxes which represents a state minimum tax on corporations.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 - Related Party Transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is the 100% owner, and Colwin Financial Insurance Services, Inc. (CFIS), a California corporation, of which the Company's sole stockholder is a 50% owner.

The Company has entered into an expense sharing agreement with FMNI, under which the Company would be provided services by FMNI, including the use of facilities, personnel, utilities and supplies. The agreement calls for a monthly base amount of $10,000 plus an additional amount equal to 80% of the Company's net income after deduction of the base amount. The agreement also stipulates that the Company will not be required to furnish payment to FMNI should any payment cause the Company's net capital to fall below 120% of its net capital requirement under SEC Rule 15c3-1. During the year ended December 31, 2001, the Company paid $380,511 under the agreement.

As of December 31, 2001, the Company carried a loan to one of its stockholders in an amount of $50,000. The loan is secured by a deed of trust on certain real property owned by the stockholder. The note currently bears a minimum interest rate of 7% per annum with such interest to increase based on the Federal Rate as defined in Section 7872(f)(2) of the Internal Revenue Code, effective on the date the Federal Rate exceeds the minimum interest rate. The entire unpaid principal of the note and accrued interest, if any, is due on January 1, 2004.

FMN CAPITAL CORPORATION

SUPPLEMENTAL REPORT

DECEMBER 31, 2001

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
FMN Capital Corporation

We have audited the financial statements of FMN Capital Corporation as of and for the year ended December 31, 2001, and have issued our report thereon dated February 25, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages two through four is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana , California
February 25, 2002

3000 WEST MACARTHUR BLVD., SUITE 600, SANTA ANA, CALIFORNIA 92704
TELEPHONE (714) 754-1040 • (562) 425-8585 • FAX (714) 754-0362
BRANCH OFFICE: LONG BEACH

FMN CAPITAL CORPORATION
SUPPLEMENTAL INFORMATION
December 31, 2001

1. Computation of net capital

Total assets	$306,934
Less: Total liabilities	12,737
Total ownership equity from statement of financial condition	294,197
Deduct: Non-allowable assets	103,995
Net capital	$190,202

The company's required net capital, in accordance with Rule 15c3-1(a)(2), is $5,000.

2. No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

3. The Company is exempt from the provisions of the reserve requirement for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(B) of such rule.

4. The Company had no subordinated liabilities at any time during the year.

See the independent auditor's report on supplementary information

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
FMN Capital Corporation

In planning and performing our audit of the financial statement of FMN Capital Corporation (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

3000 WEST MACARTHUR BLVD., SUITE 600, SANTA ANA, CALIFORNIA 92704
TELEPHONE (714) 754-1040 • (562) 425-8585 • FAX (714) 754-0362
BRANCH OFFICE: LONG BEACH
MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 25, 2002